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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 18, 2006

                        Commission File Number 001-12510

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]       Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]             No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On May 18, 2006, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company")
issued the following two press releases: one containing the text of the speech of Anders C. Moberg, the Company's President and Chief Executive Officer, at the annual general meeting of shareholders held in Amsterdam on May 18, 2006, and another announcing that at the Company's annual general meeting today in Amsterdam, shareholders adopted Ahold's 2005 financial statements and all other proposals on the agenda. Copies of these two press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                      KONINKLIJKE AHOLD N.V.


Date: May 18, 2006                           /s/ P.N. Wakkie
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                                      By:    P.N. Wakkie
                                      Title: Executive Vice President and
                                             Chief Corporate Governance Counsel
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                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit   Description
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99.1      Royal Ahold press release dated May 18, 2006, containing the text of the speech of Anders C. Moberg, the Company's President and Chief Executive Officer, at the annual general meeting of shareholders held in Amsterdam on May 18, 2006

99.2 Royal Ahold press release dated May 18, 2006, announcing that at the Company's annual general meeting today in Amsterdam, shareholders adopted Ahold's 2005 financial statements and all other proposals on the agenda